UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 6)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

VOLCOM, INC.

(Name of Subject Company)

VOLCOM, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92864N101

(CUSIP Number of Class of Securities)

S. Hoby Darling

Senior Vice President, Strategic Development, General Counsel

Volcom, Inc.

1740 Monrovia Avenue

Costa Mesa, California 92627

(949) 646-2175

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Cary K. Hyden

Michael A. Treska

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Volcom, Inc. (“Volcom” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2011 and amended on May 23, 2011, May 24, 2011, June 2, 2011, June 8, 2011 and June 10, 2011 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Transfer Holding, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of PPR S.A., a “société anonyme à conseil d’administration” (a corporation with a board of directors) (“PPR”), to purchase all of the outstanding common stock, par value $0.001 per share, of Volcom (the “Shares”), at a price of $24.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated May 11, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by PPR and Purchaser with the SEC on May 11, 2011. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding to the end the following:

Expiration of the Offer.

On June 17, 2011, PPR issued a press release announcing that at 5:30 p.m., New York City time, at the end of June 16, 2011 the Offer expired as scheduled. Computershare Trust Company, N.A., the depositary for the Offer, has advised PPR and Purchaser that, as of such time, an aggregate of approximately 17,686,156 Shares were validly tendered into, and not withdrawn from, the Offer, representing approximately 72.3% of Volcom’s issued and outstanding shares. Therefore, the Minimum Condition has been satisfied. In addition, Computershare Trust Company, N.A. has received commitments to tender approximately 4,714,540 Shares in accordance with guaranteed delivery procedures, which, when combined with the Shares tendered and not withdrawn from the Offer, represent approximately 91.6% of Volcom’s issued and outstanding shares. All Shares that were validly tendered and not validly withdrawn have been accepted by the Purchaser. The Purchaser will promptly pay for such Shares in accordance with the terms of the Offer.

In accordance with the Merger Agreement, Purchaser commenced a subsequent offering period for all remaining untendered Shares, including those Shares tendered pursuant to guaranteed delivery procedures. The subsequent offering period will expire at 5:30 p.m., New York City time, on Wednesday, June 22, 2011, unless extended. PPR and Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law. Any such extension will be followed by a public announcement, which will be issued no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire. During the subsequent offering period, Purchaser will accept for payment, and promptly pay for, validly tendered Shares. Volcom stockholders who validly tender their Shares during the subsequent offering period will receive the same consideration of $24.50 in cash (without interest and less any applicable withholding for taxes) that was payable to stockholders who tendered their Shares during the initial offering period. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (i) Shares cannot be delivered by the guaranteed delivery procedure and (ii) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, Shares validly tendered during the subsequent offering period will be accepted for payment on a daily, “as tendered” basis and, accordingly, may not be withdrawn.

On June 17, 2011, PPR issued a press release announcing the preliminary results of the Offer and the commencement of the subsequent offering period. A copy of the press release is attached hereto as Exhibit (a)(5)(D), and the information set forth in the press release is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(D)	Press release issued by PPR S.A. on June 17, 2011 (incorporated by reference to Exhibit (a)(5)(G) to Schedule TO-T/A of PPR S.A. and Transfer Holding, Inc., filed with the SEC on June 17, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOLCOM, INC.

By:	/s/ S. Hoby Darling
Name: Title:	S. Hoby Darling Senior Vice President, Strategic Development, General Counsel

Dated: June 17, 2011

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